UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Yatsen Holding Limited

(Name of Issuer)

Class A ordinary shares, US$0.00001 par value per share

(Title of Class of Securities)

985194109**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 985194109 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on New York Stock Exchange under the symbol “YSG.” Each ADS represents fifteen ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Slumdunk Holding Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 672,309,194 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 672,309,194 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 672,309,194 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 28.0% (2)

12	Type of Reporting Person CO

(1)

Represents (a) 666,572,880 Class B ordinary shares directly held by Slumdunk Holding Limited, a British Virgin Islands company wholly-owned by Mr. Jinfeng Huang; and (b) 5,736,314 Class A ordinary shares directly held by Yellow Bee Limited, a British Virgin Islands company. Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited. Class B ordinary shares are convertible into Class A ordinary shares on an one-for-one basis and are deemed to be converted into Class A ordinary shares for purposes of determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Person and calculating the corresponding ownership percentage of the Reporting Person.

(2)

Calculated based on a total of 1,736,321,157 Class A ordinary shares of the Issuer outstanding as of December 31, 2020 and 666,572,880 Class A ordinary shares deemed to have been converted from the same amount of Class B ordinary shares beneficially owned by the Reporting Persons as of December 31, 2020.

1	Name of Reporting Person Jinfeng Huang

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 672,309,194 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 672,309,194 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 672,309,194 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 28.0% (2)

12	Type of Reporting Person IN

(1)

Represents (a) 666,572,880 Class B ordinary shares directly held by Slumdunk Holding Limited, a British Virgin Islands company wholly-owned by Mr. Jinfeng Huang; and (b) 5,736,314 Class A ordinary shares directly held by Yellow Bee Limited, a British Virgin Islands company. Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited. Class B ordinary shares are convertible into Class A ordinary shares on an one-for-one basis and are deemed to be converted into Class A ordinary shares for purposes of determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Person and calculating the corresponding ownership percentage of the Reporting Person.

(2)

Calculated based on a total of 1,736,321,157 Class A ordinary shares of the Issuer outstanding as of December 31, 2020 and 666,572,880 Class A ordinary shares deemed to have been converted from the same amount of Class B ordinary shares beneficially owned by the Reporting Persons as of December 31, 2020.

Item 1(a).	Name of Issuer: Yatsen Holding Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 32-35, 38/F, Poly Midtown Plaza, No.23 East Xuanyue Street, Haizhu District, Guangzhou 510330, People’s Republic of China
Item 2(a).	Name of Person Filing: (i) Slumdunk Holding Limited; and (ii) Jinfeng Huang (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

For Slumdunk Holding Limited

c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola

For Jinfeng Huang
c/o 32-35, 38/F, Poly Midtown Plaza, No. 23 East Xuanyue Street, Haizhu District, Guangzhou 510330, People's Republic of China

Item 2(c)	Citizenship: Slumdunk Holding Limited – British Virgin Islands Jinfeng Huang – People’s Republic of China
Item 2(d).

Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share, of the Issuer;

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

985194109

This CUSIP number applies to the American depositary shares of the Issuer, each representing four Class A ordinary shares of the Issuer, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable
Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Slumdunk Holding Limited	672,309,194	28.0%	63.7%	672,309,194	0	672,309,194	0
Jinfeng Huang	672,309,194	28.0%	63.7%	672,309,194	0	672,309,194	0

As of December 31, 2020, Jinfeng Huang beneficially owns 5,736,314 Class A ordinary shares and 666,572,880 Class B ordinary shares, consisting of (i) 5,736,314 Class A ordinary shares directly held by Yellow Bee Limited, and (ii) 666,572,880 Class B ordinary shares directly held by Slumdunk Holding Limited. Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited.

As of December 31, 2020, the Issuer had a total of 1,736,321,157 Class A ordinary shares and 960,852,606 Class B ordinary shares outstanding.

The percent of class for each Reporting Person is obtained by dividing (i) the total Class A ordinary shares beneficially owned by such Reporting Person as of December 31, 2020, by (ii) the total Class A ordinary shares of the Issuer outstanding as of December 31, 2020. Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) held by each Reporting Person are deemed to be converted for the purpose of (x) determining the aggregate amount of Class A ordinary shares beneficially owned by each Reporting Person and (y) calculating the percentages of the Class A ordinary shares beneficially owned by each Reporting Person.

The percent of aggregate voting power each Reporting Person is calculated by dividing (i) the total voting power represented by the Class A ordinary shares and Class B ordinary shares beneficially owned by such Reporting Person as of December 31, 2020, by (ii) the voting power represented by the total outstanding share capital of the Issuer as of December 31, 2020. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Certain persons holding minority stakes in Yellow Bee Limited may be deemed to have the right to receive dividend from, or the proceeds from the sale of the equity securities held of record by Yellow Bee Limited, and such interest relates to no more than 0.2% of outstanding Class A ordinary shares (calculated based on all outstanding Class B ordinary shares beneficially owned by the Reporting Persons being deemed to have been converted into the same amount of Class A ordinary shares).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable
Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                             February 10, 2021

SLUMDUNK HOLDING LIMITED

By:	/s/ Jinfeng Huang
Name:	Jinfeng Huang
Title:	Director

JINFENG HUANG

/s/ Jinfeng Huang
Jinfeng Huang